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                                                                    EXHIBIT 99.1

                          IMPORTANT FACTORS REGARDING
                          FORWARD-LOOKING STATEMENTS

     The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by management from time to time. Reference is also made to uncertainties discussed in the following portions of the Partnership's annual report on Form 10-K for the fiscal year ended December 31, 1995: (a) the subsections entitled "Sources of Payment," "Regulation and Other Factors" and "Competition" in Item 2, within the "PROPERTIES" section, which describe (i) the federal and state governmental involvement and discretion in the funding and payment of Medicare and Medicaid payments that comprise a significant portion of the Partnership's revenues, (ii) the federal, state and local govermental regulation of healthcare facilities, including the requirement of continued licensure, and (iii) the competitive conditions faced by the Partnership, and (b) Item 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     Competition: The profitability of retirement communities is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for senior living facilities, and other factors. The Partnership's retirement communities are generally located in markets that contain numerous competitors, and the continued success of the Partnership's retirement communities in their respective markets will be dependent, in large part, upon those facilities' ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services and rate structure.

     Facility Expansion: The timing and success of the planned expansion of the Partnership's existing retirement communities is dependent upon a number of factors, including the ability to obtain required zoning variances and permits from local governmental authorities and the timing thereof, whether development and construction costs are higher or lower than anticipated, whether construction is completed faster or slower than anticipated, whether newly added living units are occupied faster or slower than anticipated, whether rental rates for additional living units are higher or lower than anticipated, and whether operating costs are higher or lower than anticipated.

     Availability of Financing: The Partnership presently intends to finance the planned expansion of its existing retirement communities out of the Partnership's cash flow from operations. If cash flow from operations is insufficient to complete such expansion on a timely basis, the expansion may be delayed, reduced in scope or discontinued. In that event, the Partnership may seek to obtain financing from Forum Group or the General Partner, although they do not have an obligation to provide any such financing. The Nomura Loan restricts the ability of the Partnership to obtain third-party financing (other than from Forum Group or the General Partner, on an unsecured, subordinated basis) above $1 million in the aggregate, and prohibits the imposition of liens on the Partnership's assets. There can be no assurance that a waiver could be obtained from the lender to permit any third-party financing, or whether, when and on what terms any such financing may be available.